Mail Stop 4561

September 11, 2008

VIA USMAIL and FAX (312) 573 - 1313

Ms. Jean Wilson
Chief Financial Officer
XA, Inc.
875 North Michigan Avenue, Suite 2626
Chicago, Illinois 60611

      Re: **XA, Inc.**
             Form 10-KSB for the Year Ended December 31, 2007
             File Nos. 000-32885

Dear Ms. Jean Wilson:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Cicely LaMothe
                      Branch Chief